Exhibit 2.2

28 March 2014

To:

Foster Wheeler AG

Sheffield Park

Reading

Berkshire

RG2 9FW

For the attention of: Michelle Davies

With a copy to:

Freshfields Bruckhaus Deringer LLP

65 Fleet Street

London, EC4Y 1HS

For the attention of: Simon Marchant

Freshfields Bruckhaus Deringer US LLP

601 Lexington Avenue

New York, NY, 10022

For the attention of: Matthew F. Herman

Dear Sirs,

Implementation Agreement

We refer to the Implementation Agreement dated 13 February 2014 (the “Agreement”) between AMEC plc (“AMEC”) and Foster Wheeler AG (the “Company”). Words and expressions used but not defined in this letter agreement shall have their respective meanings in the Agreement.

In accordance with clause 3.2 and Schedule 3 of the Agreement, AMEC or the parties (as the case may be) are required to file notifications with Relevant Antitrust Authorities for the purposes of satisfying Condition 2 of the Agreement within certain specified deadlines.

Notwithstanding those provisions, and in consideration of the mutual obligations of the parties contained herein, the parties agree that AMEC or the parties (as the case may be) shall be required:

1.              to file the first draft of the Form CO with the European Commission as promptly as reasonably practicable following the date of this letter agreement and in any event no later than 4 April 2014;

2.              to file the required notification in South Africa as promptly as reasonably practicable following the date of this letter agreement, to use reasonable endeavours to file the required notification no later than 11 April 2014, and in any event to file the required notification no later than 18 April 2014;

3.              to file the required respective notifications in Canada, Russia, South Korea, Turkey, Ukraine and Mexico as promptly as reasonably practicable following the date of this letter agreement and in any event no later than 25 April 2014.

For the avoidance of doubt, except as set out in the preceding paragraphs, this letter agreement is without prejudice to the terms of, and the rights and obligations of AMEC and the Company under, the Agreement, which remains in full force and effect.

This letter agreement may be executed in any number of counterparts and by the parties in separate counterparts, each of which is an original but all of which together constitute one and the same instrument.

This letter agreement and any non-contractual obligations arising out of or in connection with it are governed by, and interpreted in accordance with, English law. Any dispute concerning contractual or non-contractual obligations arising out of or relating to this letter agreement will be exclusively settled by the courts of England.

Yours sincerely,

By	/s/ Alison Yapp
Name: Alison Yapp
Title: Company Secretary & General Counsel
For and on behalf of AMEC plc

Agreed and confirmed for and on behalf of Foster Wheeler AG

By	/s/ Michelle K. Davies
Name: Michelle K. Davies
Title: Executive Vice President General Counsel & Secretary

Cc:

Linklaters LLP

One Silk Street

London, EC2Y 8HQ

For the attention of: Aedamar Comiskey and Shane Griffin

Linklaters LLP

1345 Avenue of the Americas

New York, NY, 10105

For the attention of: Scott I. Sonnenblick and Peter Cohen-Millstein